Exhibit 99.1

NuCana Appoints Ian Webster as Chief Financial Officer

Edinburgh, United Kingdom, June 1, 2026 (GLOBE NEWSWIRE)—NuCana plc (NASDAQ: NCNA) (“NuCana” or the “Company”), a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer, announced the appointment of Ian Webster as Chief Financial Officer, effective today. Ian has served as Interim Chief Financial Officer since June 2025 and was previously Director of Finance since joining NuCana in 2019.

“We are delighted to appoint Ian as Chief Financial Officer,” said Hugh S. Griffith, Founder and Chief Executive Officer of NuCana. “Since joining NuCana, Ian has demonstrated deep financial expertise and a thorough understanding of our business. He will continue to shape our financial strategy as we advance our pipeline, including our plans to generate data in 2026 from the Phase 2 NuTide:701 study evaluating NUC-7738 in combination with Keytruda® (pembrolizumab) in patients with PD-1 inhibitor-resistant metastatic melanoma and to prepare the optimal pathway toward a potential registrational strategy for NUC-7738 in melanoma.”

“I am honored to be appointed Chief Financial Officer at such an exciting time for NuCana,” said Ian Webster. “With multiple anticipated data readouts and a cash runway anticipated to extend into 2029, I look forward to helping advance the Company’s strategic priorities and long-term value creation.”

Ian brings more than 20 years of finance experience to the Chief Financial Officer role, including over a decade in senior leadership positions within the biopharmaceutical sector. His expertise spans financial management, public company reporting, audit, tax, mergers and acquisitions, as well as financial planning and analysis.

Prior to joining NuCana, Ian served as Group Financial Controller at Kyowa Kirin International plc, a specialty pharmaceutical company, from 2013 to 2019. Earlier in his career, he spent 11 years at PricewaterhouseCoopers LLP, where he was a senior manager in the audit and transaction services practices in the United Kingdom and Canada.

Ian is a chartered accountant with the Institute of Chartered Accountants of Scotland and holds a BSc Honours in Accounting and Finance from the University of Warwick.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a targeted thymidylate synthase (“TS”) inhibitor designed to overcome key pharmacological limitations associated with other TS inhibitors. NUC-3373 has recently been evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer, and NuCana is currently evaluating further characterization of mode of action and target indications for further clinical studies of NUC-3373.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-7738 and NUC-3373; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; the Company’s financial strategy; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into 2029. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to raise additional capital sufficient to fund our planned operations and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (“SEC”) on March 19, 2026, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com